UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number: 000-27524

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
(Translation of registrant's name into English)

Suite 230-1700 West 75th Avenue
Vancouver, B.C. Canada V6P 6G2
(604) 267-6000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Annual Report for the Years Ended December 31, 2007 and 2006

99.1	Annual Report for the Years Ended December 31, 2007 and 2006 (PDF version)

99.2	Letter to Shareholders

99.3	Notice of Annual General Meeting

99.4	Information Circular

99.5	Financial Statements Request Form

99.6	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamotive Energy Systems Corp.
(Registrant)

Date: May 27, 2008	By:	/s/ R. Andrew Kingston
R. Andrew Kingston

	Title:	President and CEO